Exhibit 99.1

NEWS RELEASE
1583 S. 1700 E. ● Vernal, UT 84078 ● (435)789-0594

FOR IMMEDIATE RELEASE

Superior Drilling Products Reports Fourth Quarter

and Full Year 2023 Results

Entered into a definitive agreement to be acquired by Drilling Tools International Corp.

VERNAL, UT - March 7, 2024 — Superior Drilling Products, Inc. (NYSE American: SDPI) (“SDP” or the “Company”), a designer and manufacturer of drilling tool technologies, today reported financial results for the fourth quarter and full year ended December 31, 2023. In a separate news release dated March 7, 2024, Drilling Tools International Corp. (“DTI”) (Nasdaq: DTI) and SDP jointly announced they have entered into a definitive agreement under which DTI agreed to acquire SDP for total consideration of approximately $32.2 million. In the transaction, SDP shareholders may elect to receive, subject to the election, proration and adjustment mechanics more fully set forth in such definitive agreement, (i) $1.00 in cash, without interest and subject to withholding, per share of SDP common stock, or (ii) 0.313 shares of DTI common stock per share of SDP common stock. The closing of the transaction is expected to occur in the third quarter of 2024.

Troy Meier, Chairman and CEO, commented, “We are excited to merge with DTI. We have a long history working with them as our North American distributor and believe that together we can drive more value for our shareholders and broader stakeholders. The combination of our patented technology and cutting-edge manufacturing capabilities with DTI’s powerful sales and marketing will enable us to accelerate our growth and bring our drilling solutions to more customers in more parts of the world.

“Ultimately, we believe this transaction will provide our employees with expanded opportunities in a larger organization, allow us to continue to deliver the high-value services and solutions that our customers have come to expect, provide enhanced scale and management depth to accelerate growth and deliver value to our stockholders.”

Fourth Quarter 2023 Revenue Review (See at “Definitions” the composition of product/service revenue categories.)

($ in thousands)	December 31, 2023	September 30, 2023	December 31, 2022	Change Sequential	Change Year/Year
North America	$3,639	$4,469	$4,529	(18.6)%	(19.6)%
International	633	583	726	8.7%	(12.7)%
Total Revenue	$4,273	$5,052	$5,254	(15.4)%	(18.7)%

Tool (DNR) Revenue	$2,512	$3,256	$3,348	(22.9)%	(25.0)%
Contract Services	1,761	1,796	1,906	(1.9)%	(7.6)%
Total Revenue	$4,273	$5,052	$5,254	(15.4)%	(18.7)%

The Company’s North America revenue related to tool sales were down, specifically as it relates to the Drill-N-Ream® (“DNR”), given the timing of orders from the Company’s North American distributor. Lower drilling rig activity impacted demand for contract services. The average U.S. rig count of 621 in the fourth quarter of 2023 was down 154 rigs, or 20%, from the prior-year period, and down 29 rigs, or 4%, sequentially.

Superior Drilling Products Reports Fourth Quarter and Full Year 2023 Results

March 7, 2024

International revenue grew 9% as the Company further advances its operations in the Middle East (“ME”) and the ME market continues to build post-pandemic. The international rig count increased from 900 rigs at the end of 2022 to 955 rigs at the end of 2023.

For the fourth quarter of 2023, North America revenue comprised approximately 85% of total revenue, with remaining sales all within the Middle East.

Fourth Quarter 2023 Operating Results

($ in thousands, except per share amounts)	December 31, 2023	September 30, 2023	December 31, 2022	Change Sequential	Change Year/Year
Cost of revenue	$1,939	$2,004	$2,163	(3.3)%	(10.4)%
As a percent of sales	45.4%	39.7%	41.2%
Selling, general & administrative	$2,263	$2,585	$2,062	(12.5)%	9.7%
As a percent of sales	53.0%	51.2%	39.2%
Depreciation & amortization	$344	$338	$328	2.0%	5.0%
Total operating expenses	$4,546	$4,926	$4,553	(7.7)%	-0.2%
Operating (loss) income	$(273)	$126	$701	NM	NM
As a % of sales	-6.4%	2.5%	13.3%
Other (expense) including income tax	$5,859	$(112)	$(368)	NM	NM
Net Income	$5,586	$14	$333	NM	1576.9%
Diluted earnings per share	$0.18	$-	$0.01
Adjusted EBITDA¹	$439	$784	$1,350	(44.0)%	(67.4)%
As a % of sales	10.3%	15.5%	25.7%

1Adjusted EBITDA is a non-GAAP measure defined as earnings before interest, taxes, depreciation, and amortization, non-cash stock compensation expense, and unusual items. See the attached tables for important disclosures regarding SDP’s use of Adjusted EBITDA, as well as a reconciliation of net income to Adjusted EBITDA.

Selling, general and administrative (SG&A) expenses decreased 13% sequentially, which reflected a $130 thousand decrease in patent infringement related legal fees and a roughly $200 thousand decrease in R&D expense. SG&A expenses increased 10% year-over-year largely due to the Company’s international expansion, which included the hiring of technical sales and business development personnel and significant travel-related expenses in support of the business development activities. Also included in the fourth quarter SG&A was $123 thousand in fees as part of the Company’s strategic review process.

Net income for the 2023 fourth quarter reflected the release of $6.4 million of deferred tax asset valuation allowance.

Full Year 2023 Review

($ in thousands, except per share amounts)	December 31, 2023	December 31, 2022	$ Change	% Change
Tool (DNR) Revenue	$13,574	$12,352	$1,222	9.9%
Contract Services	7,399	6,746	654	9.7%
Total Revenue	$20,974	$19,098	$1,876	9.8%
Operating expenses	19,197	17,161	2,036	11.9%
Operating income	$1,777	$1,937	$(160)	(8.2)%
As a percent of sales	8.5%	10.1%
Net income	$7,436	$1,065	$6,371	598.1%
Diluted income per share	$0.25	$0.04	$0.21	526.0%
Adjusted EBITDA(1)	$4,456	$4,720	$(264)	(5.6)%
As a percent of sales	21.2%	24.7%

1Adjusted EBITDA is a non-GAAP measure defined as earnings before interest, taxes, depreciation, and amortization, non-cash stock compensation expense, and unusual items. See the attached tables for important disclosures regarding SDP’s use of Adjusted EBITDA, as well as a reconciliation of net income to Adjusted EBITDA.

Superior Drilling Products Reports Fourth Quarter and Full Year 2023 Results

March 7, 2024

Revenue in North America, while up 6%, was constrained by the declining rig count and reduced tools sales in the fourth quarter. International revenue growth was 41%, demonstrating the Company’s successful execution of its international strategy, improved staffing within its ME operations, and the increasing rig counts in the ME region.

Full year SG&A expenses increased 32% to $9.6 million largely due to the Company’s international expansion. Included in the full year 2023 SG&A were $1.2 million of legal expenses due to continuing litigation for the Company’s patent infringement lawsuit. This compared with $600 thousand of similar legal expenses in the prior-year period. The Company also incurred $204 thousand in fees as part of its strategic review process in 2023.

Net income for 2023 included the $6.4 million valuation allowance release during the fourth quarter.

Balance Sheet and Liquidity

Cash generated by operations was $3.2 million in 2023 compared with $3.5 million in 2022. Cash at year-end was $2.7 million, up $0.5 million from the end of 2022.

Capital expenditures of $3.7 million in 2023 were largely in support of the Company’s Middle East operations, which included the DNR rental tool fleet and the new service and technology center that opened in the second quarter.

Total debt at year-end was $2.2 million.

Definitions and Composition of Product/Service Revenue:

Tool (DNR) Revenue is the sum of tool sales/rental revenue and other related tool revenue, which is comprised of royalties and fleet maintenance fees.

Contract Services revenue is comprised of repair and manufacturing services for drill bits and other tools or products for customers.

About Superior Drilling Products, Inc.

Superior Drilling Products, Inc. is an innovative, cutting-edge drilling tool technology company providing cost saving solutions that drive production efficiencies for the oil and natural gas drilling industry. The Company designs, manufactures, repairs, and sells drilling tools. SDP drilling solutions include the patented Drill-N-Ream® well bore conditioning tool and the patented Strider™ oscillation system technology. In addition, SDP is a manufacturer and refurbisher of PDC (polycrystalline diamond compact) drill bits for leading oil field service companies. SDP operates a state-of-the-art drill tool fabrication facility, where it manufactures its solutions for the drilling industry, as well as customers’ custom products. The Company’s strategy for growth is to leverage its expertise in drill tool technology and innovative, precision machining in order to broaden its product offerings and solutions for the oil and gas industry.

Additional information about the Company can be found at: www.sdpi.com.

Additional Information for Superior Drilling Products, Inc. Shareholders and Where to Find It

This press release relates to a proposed acquisition of Superior Drilling Products, Inc. (“SDP”) by Drilling Tools International Corporation (“DTI”). In connection with the transaction, DTI will file a registration statement on Form S-4 which will include a document that serves as a prospectus of DTI and a proxy statement of SDP (the “joint proxy statement/prospectus”), and each party will file other relevant documents regarding the transaction with the Securities and Exchange Commission (the “SEC”). INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY, INCLUDING THE SCHEDULE 13E-3, WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. A definitive joint proxy statement/prospectus will be sent to shareholders of SDP. Investors and security holders will be able to obtain free copies of the registration statement and the joint proxy statement/prospectus and other relevant documents filed with the SEC through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by DTI will be available free of charge on the DTI website at www.drillingtools.com or by contacting DTI by email at InvestorRelations@drillingtools.com or by mail at 3710 Briarpark Drive, Suite 150, Houston, TX 77042. Copies of the documents filed with the SEC by SDP will be available free of charge on the SDP website at https://sdpi.com or by contacting SDP by email at dpawlowski@keiadvisors.com or by mail at 1583 S. 1700 E., Vernal UT 84078.

Superior Drilling Products Reports Fourth Quarter and Full Year 2023 Results

March 7, 2024

Participants in the Solicitation

DTI and SDP and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from the SDP shareholders in connection with the proposed transaction. Information about the directors and executive officers of DTI is set forth in its Annual Report on Form 10-K for the year ended December 31, 2022, which was filed with the SEC on March 21, 2023, its Proxy Statement for its 2023 Annual Meeting Stockholders, which was filed with the SEC on May 18, 2023 and in other documents filed with the SEC by DTI and its executive officers and directors. Information about the directors and executive officers of SDP is set forth in its Annual Report on Form 10-K for the year ended December 31, 2022, which was filed with the SEC on March 16, 2023, its Proxy Statement for its 2023 Annual Meeting Stockholders, which was filed with the SEC on June 30, 2023, its Quarterly Report on Form 10-Q for the quarter ended September 30, 2023, which was filed with the SEC on November 14, 2023, and in other documents filed with the SEC by SDP and its executive officers and directors.

These documents can be obtained free of charge from the sources indicated above. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and Schedule 13e-3 and other relevant materials in connection with the transaction to be filed with the SEC when they become available. Information concerning the interests of the participants in the solicitation, which may, in some cases, be different than those of SDP’s shareholders generally, will be set forth in the joint prospectus/proxy statement relating to the proposed transaction and the Schedule 13e-3 when they become available. Investors should read the proxy statement/prospectus and Schedule 13e-3 carefully before making any voting or investment decisions.

Safe Harbor Regarding Forward Looking Statements

This news release contains forward-looking statements and information that are subject to a number of risks and uncertainties, many of which are beyond our control. All statements, other than statements of historical fact included in this release, including, without limitation, statements regarding the proposed transaction, the Company’s strategy, future operations, success at developing future tools, the Company’s effectiveness at executing its business strategy and plans, financial position, estimated revenue and losses, projected costs, prospects, plans and objectives of management, and ability to outperform are forward-looking statements. The use of words “could,” “believe,” “anticipate,” “intend,” “estimate,” “expect,” “may,” “continue,” “predict,” “potential,” “project”, “forecast,” “should,” “plan or “will,” and similar expressions are intended to identify forward-looking statements, although not all forward -looking statements contain such identifying words. These statements reflect the beliefs and expectations of the Company and are subject to risks and uncertainties that may cause actual results to differ materially. These risks and uncertainties include, among other factors, the effectiveness of success at expansion in the Middle East, options available for market channels in North America, the deferral of the commercialization of the Strider technology, the success of the Company’s business strategy and prospects for growth; the market success of the Company’s specialized tools, effectiveness of its sales efforts, its cash flow and liquidity; financial projections and actual operating results; the amount, nature and timing of capital expenditures; the availability and terms of capital; competition and government regulations; the duration of the COVID-19 pandemic and related impact on the oil and natural gas industry; general economic conditions; the conditions to the completion of the proposed transaction, including obtaining Company shareholder approval and the regulatory approvals required for the transaction on the anticipated schedule or at all, financing for the transaction may not be obtained by DTI on favorable terms or at all, the closing of the proposed transaction may not occur or could be delayed, either as a result of litigation related to the transaction or otherwise or result in significant costs of defense, indemnification, and liability, the risk that the cost savings and any other synergies from the transaction may not be fully realized by DTI or may take longer or cost more to be realized than expected, including that the transaction may not be accretive to DTI within the expected timeframe or the extent anticipated, completing the transaction may distract DTI and Company management from other important matters, the possibility that any or all of the various conditions to the consummation of the proposed transaction may not be satisfied or waived, including the failure to receive any required regulatory approvals from any applicable governmental entities (or any conditions, limitations or restrictions placed on such approvals), the possibility that competing offers or acquisition proposals for the Company will be made, the occurrence of any event, change or other circumstance that could give rise to the termination of the definitive transaction agreement relating to the proposed transaction, including in circumstances, which would require a party to pay a termination fee, the effect of the announcement or pendency of the proposed transaction on the Company’s ability to attract, motivate or retain key executives and employees, its ability to maintain relationships with its customers, suppliers and other business counterparties, or its operating results and business generally, risks related to the proposed transaction diverting management’s attention from the Company’s or DTI’s ongoing business operations, the amount of costs, fees and expenses related to the proposed transaction, the risk that the Company’s or DTI’s stock price may decline significantly if the proposed transaction is not consummated, the risk of shareholder litigation in connection with the proposed transaction, including resulting expense or delay. These and other risks and uncertainties separately provided to you and indicated from time to time described in filings and potential filings by the Company with the Securities and Exchange Commission could adversely affect the outcome and financial effects of the Company’s plans and described herein. The Company undertakes no obligation to revise or update any forward-looking statements to reflect events or circumstances after the date hereof.

For more information, contact investor relations:

Deborah K. Pawlowski / Craig P. Mychajluk

Kei Advisors LLC

716-843-3908 / 716-843-3832

dpawlowski@keiadvisors.com / cmychajluk@keiadvisors.com

Superior Drilling Products Reports Fourth Quarter and Full Year 2023 Results

March 7, 2024

FINANCIAL TABLES FOLLOW

Superior Drilling Products, Inc.

Consolidated Condensed Statements of Operations

(unaudited)

	Three Months Ended December 31		Twelve Months Ended December 31
	2023	2022	2023	2022
Revenue
North America	$3,639,379	$4,528,513	$17,908,909	$16,917,259
International	633,405	725,623	3,064,642	2,180,428
Total Revenue	$4,272,784	$5,254,136	$20,973,551	$19,097,687

Operating cost and expenses
Cost of revenue	$1,938,584	$2,163,091	$8,195,501	$8,330,877
Selling, general, and administrative expenses	2,262,623	2,062,120	9,643,647	7,326,384
Depreciation and amortization expense	344,323	327,825	1,357,438	1,503,976
Total operating cost and expenses	$4,545,530	$4,553,036	$19,196,586	$17,161,237
Operating income	(272,746)	701,100	1,776,965	1,936,450

Other income (expense)
Interest income	21,024	12,955	60,950	26,675
Interest expense	(205,007)	(161,917)	(689,449)	(572,624)
Other (income)	(198,894)	-	-	-
Other expense	-	-	(43,000)	-
Recovery of related party note receivable	-	-	350,262	-
Gain (Loss) on sale or disposition of assets	(70,664)	(1,550)	(70,664)	-
Impairment of Asset	-	(130,375)	-	(130,375)
Total other (expense)	(453,542)	(280,887)	(391,901)	(676,324)

Income before income taxes	(726,288)	420,213	1,385,064	1,260,126
Income tax benefit (expense)	6,312,108	(87,117)	6,050,981	(194,969)
Net income	$5,585,820	$333,096	$7,436,045	$1,065,157

Earnings per common share - basic	$0.18	$0.01	$0.25	$0.04
Weighted average common shares outstanding - basic	30,391,240	29,245,080	29,698,498	28,643,464

Earnings per common share - diluted	$0.18	$0.01	$0.25	$0.04
Weighted average common shares outstanding - diluted	30,391,240	29,276,716	29,772,498	28,675,100

Superior Drilling Products Reports Fourth Quarter and Full Year 2023 Results

March 7, 2024

Superior Drilling Products, Inc.

Consolidated Condensed Balance Sheets

	(unaudited)
	December 31, 2023	December 31, 2022
ASSETS

Current Assets
Cash	$2,670,626	$2,158,025
Accounts receivable	2,670,361	3,241,221
Prepaid expenses	335,152	367,823
Inventories	2,706,491	2,081,260
Other current assets	373,587	140,238
Total current assets	8,756,217	7,988,567

Property, plant and equipment, net	11,242,251	8,576,851
Intangible assets, net	-	69,444
Right of use assets (net of amortization)	451,094	638,102
Other noncurrent assets	6,587,056	111,519
Assets held for sale	-	216,000
Total assets	$27,036,618	$17,600,483

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities
Accounts payable	$1,547,619	$1,043,581
Accrued expenses	870,060	891,793
Accrued income tax	626,455	351,618
Current portion of operating lease liability	54,034	44,273
Current portion of financial obligation	83,648	74,636
Current portion of long-term debt, net of discounts	635,273	1,125,864
Other current liabilities	-	216,000
Total current liabilities	3,817,089	3,747,765

Operating lease liability, less current portion	325,480	523,375
Long-term financial obligation, less current portion	3,954,373	4,038,022
Long-term debt, less current portion, net of discounts	1,609,868	529,499
Deferred income	675,000	675,000
Total liabilities	10,381,810	9,513,661

Shareholders’ equity
Common stock - $0.001 par value; 100,000,000 shares authorized; 29,245,080 shares issued and outstanding	30,391	29,245
Additional paid-in-capital	45,074,723	43,943,928
Accumulated deficit	(28,450,306)	(35,886,351)
Total shareholders’ equity	16,654,808	8,086,822
Total liabilities and shareholders’ equity	$27,036,618	$17,600,483

Superior Drilling Products Reports Fourth Quarter and Full Year 2023 Results

March 7, 2024

Superior Drilling Products, Inc.

Consolidated Statements of Cash Flows

(unaudited)

	Twelve Months Ended December 31,
	2023	2022
Cash Flows from Operating Activities
Net income	$7,436,045	1,065,157
Adjustments to reconcile net income to net cash provided by
operating activities:
Depreciation and amortization expense	1,357,437	1,503,976
Amortization of right-of-use assets	211,935	131,093
Share-based compensation expense	926,639	873,737
Loss on sale or dispositon of assets	21,709	-
Loss on disposition of rental fleet	48,956
Impairment on asset held for sale	-	130,375
Amortization of deferred loan cost	10,618	18,524
Changes in operating assets and liabilities:
Accounts receivable	570,860	(369,289)
Inventories	(625,231)	(906,625)
Prepaid expenses and other current assets	(6,676,215)	(62,946)
Accounts payable, accrued expenses, and other liabilities	(363,657)	127,274
Income Tax expense	274,837	145,128
Other current liabilities	-	216,000
Deferred Income	-	675,000
Net cash provided by operating activities	$3,193,933	$3,547,404

Cash Flows From Investing Activities
Purchases of property, plant and equipment	(3,741,419)	(3,330,206)
Proceeds from recovery of related party note receivable	350,262	-
Net cash used in investing activities	$(3,391,157)	$(3,330,206)

Cash Flows from Financing Activities
Principal payments on debt	(660,706)	(1,694,730)
Proceeds received from debt borrowings	2,072,406	997,134
Payments on revolving loan	(1,645,427)	(817,113)
Proceeds received from revolving loan	828,626	-
Payments on deferred loan costs	(90,376)	-
Proceeds from exercised options	6,408	-
Disgorgement of profits	198,894	633,436
Net cash used in financing activities	$709,825	$(881,273)

Net increase (decrease) in cash	512,601	(664,075)
Cash at beginning of period	2,158,025	2,822,100
Cash at end of period	$2,670,626	$2,158,025

Superior Drilling Products Reports Fourth Quarter and Full Year 2023 Results

March 7, 2024

Superior Drilling Products, Inc.

Adjusted EBITDA Reconciliation

(unaudited)

	Three Months Ended
	December 31, 2023	September 30, 2023	December 31, 2022

GAAP net income	$5,585,820	$13,839	$333,096
Add back:
Depreciation and amortization	344,322	337,653	327,825
Interest expense, net	183,984	191,213	148,962
Share-based compensation	237,373	232,446	232,921
Net non-cash compensation	88,200	88,200	88,200
Income tax (benefit) expense	(6,312,108)	76,861	87,117
Recovery of Related Party Note Receivable	198,894	(198,894)	-
Debt termination fee	-	43,000	-
Impairment of asset	-	-	130,375
Employee Severance Cost	42,294	-	-
Loss on disposition of assets	70,663	-	1,550
Non-GAAP adjusted EBITDA¹	$439,442	$784,318	$1,350,046

GAAP Revenue	$4,272,784	$5,052,203	$5,254,136
Non-GAAP Adjusted EBITDA Margin	10.3%	15.5%	25.7%

	Year Ended
	December 31, 2023	December 31, 2022

GAAP net income	$7,436,045	$1,065,157
Add back:
Depreciation and amortization	1,357,438	1,503,977
Interest expense, net	628,499	545,950
Share-based compensation	926,639	873,740
Net non-cash compensation	352,800	352,800
Income tax (benefit) expense	(6,050,981)	194,969
Recovery of Related Party Note Receivable	(350,262)	-
Employee Severance Cost	42,294	-
Impairment of asset	-	183,452
Loss on disposition of assets	113,663	-
Non-GAAP adjusted EBITDA(1)	$4,456,135	$4,720,045

GAAP Revenue	$20,973,551	$19,097,687
Non-GAAP Adjusted EBITDA Margin	21.2%	24.7%

1 Adjusted EBITDA represents net income adjusted for income taxes, interest, depreciation and amortization and other items as noted in the reconciliation table. The Company believes Adjusted EBITDA is an important supplemental measure of operating performance and uses it to assess performance and inform operating decisions. However, Adjusted EBITDA is not a GAAP financial measure. The Company’s calculation of Adjusted EBITDA should not be used as a substitute for GAAP measures of performance, including net cash provided by operations, operating income, and net income. The Company’s method of calculating Adjusted EBITDA may vary substantially from the methods used by other companies and investors are cautioned not to rely unduly on it.

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